SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

US GAAP Financial Statements for the Fiscal Year Ended December 31, 2006

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Coca-Cola Hellenic Bottling Company’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Coca-Cola Hellenic Bottling Company’s internal control over financial reporting was effective as at December 31, 2006.

Management’s assessment of the effectiveness of internal control over financial reporting as at December 31, 2006 was audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which is included herein.

By:	/s/ Doros Constantinou		By:	/s/ Manik (Nik) Jhangiani
	Name:	Doros Constantinou		Name:	Manik (Nik) Jhangiani
	Title:	Managing Director		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Coca-Cola Hellenic Bottling Company S.A.

We have completed an integrated audit of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries’ 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers S.A.
Athens, Greece
May 2, 2007

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income

	Year ended December 31,
	2006	2005	2004
	(In millions of euro, except per share amounts)
Net sales revenue	€5,372.2	€4,633.9	€4,201.9
Cost of goods sold	(3,282.3)	(2,749.9)	(2,500.9)
Gross profit	2,089.9	1,884.0	1,701.0
Selling, delivery, administrative expenses and other operating items	(1,630.8)	(1,433.3)	(1,279.2)
Operating profit	459.1	450.7	421.8
Interest expense	(86.3)	(56.2)	(66.9)
Interest income	10.3	3.3	6.6
Other income	0.4	2.5	4.2
Other expense	(0.1)	(3.0)	(8.3)
Income before income taxes	383.4	397.3	357.4
Income tax expense	(89.2)	(111.8)	(77.4)
Share of income of equity method investees	24.8	23.9	5.2
Minority interests	(4.8)	(10.5)	(13.1)
Net income before cumulative effect of accounting change	314.2	298.9	272.1
Cumulative effect of accounting change for Statement No. 123 (R) adoption, net of applicable income taxes of €0.2 million	(0.8)	—	—
Net income	€313.4	€298.9	€272.1

Basic net income per share	€1.30	€1.25	€1.15
Diluted net income per share	€1.30	€1.25	€1.14

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets

	As at December 31,
	2006	2005
	(In millions of euro)
Assets
Current assets:
Cash and cash equivalents	€288.7	€168.5
Trade accounts receivable, less allowances of €36.4 million in 2006 and €33.0 million in 2005	640.4	560.8
Inventories	389.7	359.8
Receivables from related parties	90.8	70.9
Taxes receivable	9.9	7.9
Deferred income taxes	44.4	53.3
Prepaid expenses	86.8	85.0
Derivative assets	4.8	12.5
Other current assets	61.5	38.6
Total current assets	1,617.0	1,357.3

Property, plant and equipment:
Land	132.8	105.3
Buildings	854.2	781.8
Returnable containers	241.1	265.7
Production and other equipment	2,801.5	2,458.7
	4,029.6	3,611.5
Less accumulated depreciation	(1,769.9)	(1,560.6)
	2,259.7	2,050.9
Construction in progress	156.3	142.3
Advances for equipment purchases	70.2	29.3
	2,486.2	2,222.5

Investment in equity method investees	316.9	294.2
Deferred income taxes	35.8	22.1
Derivative assets	—	21.7
Other tangible non-current assets	35.9	30.7
Franchise rights	1,997.4	1,996.4
Goodwill and other intangible assets	798.4	789.9
Total assets	€7,287.6	€6,734.8

Refer to Notes to the Consolidated Financial Statements

	As at December 31,
	2006	2005
	(In millions of euro)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€269.3	€310.0
Accounts payable	274.3	200.4
Accrued expenses	480.4	412.0
Amounts payable to related parties	160.1	115.7
Deposit liabilities	100.7	137.1
Income taxes payable	46.8	75.0
Deferred income	25.6	7.9
Deferred income taxes	5.4	4.9
Derivative liabilities	1.2	1.3
Current portion of long-term debt	—	243.9
Current portion of capital lease obligations	33.9	19.8
Total current liabilities	1,397.7	1,528.0

Long-term liabilities:
Long-term debt, less current portion	1,516.4	1,278.4
Capital lease obligations, less current portion	82.2	50.3
Cross currency swap payables relating to borrowings	122.0	43.3
Employee benefit obligations	151.4	117.7
Deferred income taxes	683.1	678.2
Deferred income	89.1	28.6
Other long-term liabilities	24.0	16.4
Total long-term liabilities	2,668.2	2,212.9

Minority interests	65.0	70.6

Shareholders’ equity:
Ordinary shares, €0.50 par value: 242,067,916 (2005: 240,692,002) shares authorized, issued and outstanding	121.0	120.3
Additional paid-in capital	1,719.0	1,693.2
Deferred compensation	(0.7)	(0.5)
Retained earnings	1,190.2	949.0
Accumulated other comprehensive income	127.2	161.3
Total shareholders’ equity	3,156.7	2,923.3
Total liabilities and shareholders’ equity	€7,287.6	€6,734.8

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2004	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3
Net income for 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of €(8.2) million	—	—	—	—	—	68.4	68.4
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	—	—	—	(3.4)	(3.4)
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	—	—	—	—	(11.4)	(11.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.7) million	—	—	—	—	—	6.9	6.9
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.1) million	—	—	—	—	—	0.3	0.3
Comprehensive income							332.9
Stock issued to employees exercising stock options	1.4	0.6	18.6	—	—	—	19.2
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)
As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0

Refer to Notes to the Consolidated Financial Statements

	Ordinary shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2005	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0
Net income for 2005	—	—	—	—	298.9	—	298.9
Currency translation adjustment, net of applicable income taxes of €(4.2) million	—	—	—	—	—	91.2	91.2
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	—	—	—	(1.3)	(1.3)
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	—	—	—	—	(0.1)	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	—	—	—	—	2.3	2.3
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	—	—	1.0	1.0
Comprehensive income							392.0
Stock issued to employees exercising stock options	2.4	1.2	35.4	—	—	—	36.6
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	0.4	—	—	0.4
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

Refer to Notes to the Consolidated Financial Statements

	Ordinary shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2006	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3
Net income for 2006	—	—	—	—	313.4	—	313.4
Currency translation adjustment, net of applicable income taxes of €2.3 million	—	—	—	—	—	(11.8)	(11.8)
Change in minimum pension liability, net of applicable income taxes of €(0.2) million	—	—	—	—	—	0.1	0.1
Change in fair value of derivatives, net of applicable income taxes of €0.1 million	—	—	—	—	—	(0.3)	(0.3)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.6) million	—	—	—	—	—	1.8	1.8
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	—	—	—	—	0.5	0.5
Comprehensive income							303.7
Adoption of FAS 158:
Minimum pension liability adjustment, net of applicable income taxes of €(4.1) million	—	—	—	—	—	12.0	12.0
Unrecognized losses and prior service cost, net of applicable income taxes of €10.3 million	—	—	—	—	—	(36.4)	(36.4)
Stock issued to employees exercising stock options	1.4	0.7	21.8	—	—	—	22.5
Stock option compensation	—	—	4.0	—	—	—	4.0
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)
As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€127.2	€3,156.7

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005	2004
	(In millions of euro)
Operating activities
Net income	€313.4	€298.9	€272.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	330.2	309.7	285.8
Amortization	0.7	0.2	—
Stock option compensation expense	4.0	—	—
Deferred income taxes	13.2	11.1	(35.7)
Gain on disposals of non-current assets	(14.1)	(13.1)	(6.3)
Impairment charges on property, plant and equipment	24.5	0.9	3.6
Minority interests	4.8	10.5	13.1
Share of income of equity method investees	(24.8)	(23.9)	(5.2)
Cumulative effect of accounting change for Statement No.123 (R) adoption, before income taxes	1.0	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(54.7)	(51.6)	(25.3)
Inventories	(22.8)	(13.2)	(35.0)
Accounts payable and accrued expenses	117.7	15.7	22.6
Net cash provided by operating activities	693.1	545.2	489.7

Investing activities
Purchases of property, plant and equipment	(560.0)	(427.5)	(360.8)
Proceeds from disposals of property, plant and equipment	37.7	27.4	21.0
Cash payments for acquisitions, net of cash acquired	(78.1)	(196.0)	(3.1)
Proceeds from sale of trademarks	—	9.0	8.6
Return of investment of equity method investees	5.6	—	—
Proceeds from sale of investments	10.0	5.1	6.7
Purchase of investments	(1.7)	(3.1)	(0.5)
Net cash used in investing activities	(586.5)	(585.1)	(328.1)

Financing activities
Proceeds from issuance of debt	696.8	586.9	725.9
Repayments of debt	(662.5)	(373.4)	(854.5)
Support payments from The Coca-Cola Company for cold drink equipment placement	54.8	16.7	6.4
Payments on capital lease obligations	(20.4)	(16.6)	(11.7)
Return of capital to shareholders	—	—	(0.4)
Proceeds from issue of shares	22.5	36.6	19.2
Dividends paid to shareholders of the Company and to minority interests	(76.8)	(75.5)	(52.5)
Net cash provided by (used in) financing activities	14.4	174.7	(167.6)
Effect of exchange rates on cash	(0.8)	2.4	1.8
Net increase (decrease) in cash and cash equivalents	120.2	137.2	(4.2)
Cash and cash equivalents at beginning of year	168.5	31.3	35.5
Cash and cash equivalents at end of year	€288.7	€168.5	€31.3

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

1.      Organization and Significant Accounting Policies

Organization

Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and took its present form in August 2000 through the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the ‘Company’) are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 18.

Coca-Cola Hellenic Bottling Company S.A.’s shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges. Coca-Cola Hellenic Bottling Company S.A.’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries. Investments in affiliates, in which Coca-Cola Hellenic Bottling Company S.A. has significant influence, are accounted for under the equity method. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including the intercompany portion of transactions with equity method investees, are eliminated on consolidation.

In accordance with Financial Accounting Standards Board (‘FASB’) Statement No. 141, Business Combinations, we account for all business combinations by the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

We use the equity method to account for our investments over whose operating and financial policies we have the ability to exercise significant influence. Consolidated net income includes our share of the net income of these investments.

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

Use of Estimates

In conformity with generally accepted accounting principles, the preparation of financial statements for the Company requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Risks and Uncertainties

The Company’s operations could be adversely affected by termination or non-renewal of our bottlers’ agreements with The Coca-Cola Company; marketing and product development activities effectiveness; weaker consumer demand for carbonated soft drinks; adverse economic conditions in our emerging and developing countries; regulation by competition law authorities of the European Union and national states; increased concentration of retailers and independent wholesalers; product issues such as contamination or product recalls; adverse weather conditions; price increases in and shortages of raw materials and packaging materials; exchange rate fluctuations; the ability to repatriate profits; changes in regulatory environment; duties or tariffs; and changes in the method or rate of taxation.

The Company monitors our operations with a view to minimize the impact to our overall business that could arise as a result of the inherent risks in our business.

Revenue Recognition

Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalized at December 31, 2006 was €33.7 million (2005: €19.2 million, 2004: €7.1 million). Of this balance, €19.5 million (2005: €11.5 million, 2004: €3.8 million) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended December 31, 2006 amounted to €66.0 million with €53.3 million and €33.8 million for 2005 and 2004, respectively. Marketing and promotional incentives paid to customers during 2006 amounted to €100.8 million with €80.2 million in 2005, and €89.0 million in 2004.

We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2006, such contributions totaled €29.9 million as compared to €17.6 million and €21.1 million in 2005 and 2004, respectively. Franchise incentive arrangements are described under that heading below.

Where we distribute third party products, we recognize the related revenue earned based on the gross amount invoiced to the customer where we act as principal, take title to the products and have assumed the risks and rewards of ownership. We recognize revenue on the basis of the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier), where the Company acts as an agent without assuming the relevant risks and rewards.

Warehouse Costs

Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €182.7 million in 2006 with €151.4 million and €127.7 million in 2005 and 2004, respectively.

Distribution Costs

Distribution costs represent those costs that are incurred to transport products to the buyer’s designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2006, the distribution costs totaled €294.2 million, compared with €236.3 million and €211.1 million for 2005 and 2004, respectively.

Advertising Expense

Advertising costs are expensed as incurred and were €169.6 million in 2006 with €151.8 million and €129.1 million during 2005 and 2004, respectively. Advertising costs are included within selling expenses.

Interest Expense

Interest costs are expensed as incurred and include interest on loans, overdrafts, capital leases and amortization of debt issuance costs. Interest costs are capitalized for all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets are assets constructed or otherwise produced for the Company’s own use.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents of €288.7 million (2005: €168.5 million) comprise cash balances and short-term deposits. Of which time deposits were €205.9 million in 2006 and €75.0 million in 2005.

Trade Accounts Receivable

The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the provision for doubtful accounts. The allowance is calculated based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and our relationships with and economic status of our customers.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labor plus attributable overheads.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Property, Plant and Equipment

Property, plant and equipment are initially stated at cost. Depreciation is computed using the straight-line method. The estimated useful lives are as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	over the term of the lease, up to 40 years
Production equipment	5 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 7 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Production and other equipment include coolers used to distribute beverages for immediate consumption. Depreciation includes amortization of assets under capital leases.

The Company capitalizes certain computer software development costs associated with internal-use software (related to the implementation of the SAP software platform), including external direct costs of materials, services consumed and payroll costs for employees devoting time to a software project. Costs incurred during the preliminary project stage, as well as costs for maintenance and training, are expensed as incurred. The total unamortized computer software costs in 2006 and 2005 were €89.9 million and €71.5 million, respectively. The total amount charged to the income statement for amortization of capitalized computer software costs was €8.8 million in 2006, €7.0 million in 2005 and €6.5 million in 2004.

Intangible Assets

Intangible assets consist primarily of franchise rights related to the bottlers’ agreements with The Coca-Cola Company, trademarks, water rights, customer contracts, distribution rights and goodwill. The franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchisor within designated territories over specified periods of time. The Coca-Cola Company does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regards to the trademark. All the trademarks recorded by the Company have been assigned an indefinite useful life as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. We evaluate the useful life assigned to the trademarks on an annual basis. If the trademarks were determined to have finite lives, they would be amortized over their useful lives.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (‘Statement No. 142’), goodwill and indefinite lived intangible assets (including franchise rights and trademarks) are not amortized, but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

We test for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the Company’s facts and circumstances. We evaluate franchise rights and trademarks for impairment by comparing the applicable carrying value to the fair value determined based on the present value of estimated future cash flows from such assets.

Franchise Incentive Arrangements

The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on the placement of cold drink equipment and are based on franchise incentive arrangements. The recognition of income in relation to such payments is over the life of the asset. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments from The Coca-Cola Company for the placement of cold drink equipment were €83.3 million in 2006, compared with €26.6 million in 2005 and €15.0 million in 2004.

Impairment of Long-Lived Assets

The Company evaluates impairment of long-lived assets in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment losses on long-lived assets used in operations are recorded by the Company when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment losses are measured by comparing the fair value of the assets to their carrying amounts.

Conditions that may indicate an impairment issue exists include an economic downturn in a market or a change in the assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate discount rate is utilized, based on location - specific economic factors.

Investments in Securities

The Company classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. Trading and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. During the period, the Company did not hold any investments in the trading investments category. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale, and are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date or unless they will need to be sold to raise operating capital.

Investments are recognized on the day they are transferred into the Company and derecognized on the day when they are transferred out of the Company. The cost of purchase includes transaction costs. Unrecognized gains and losses arising from changes in the value of available-for-sale investments are recognized in equity. For investments traded in active markets, fair value is determined by reference to Stock Exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are recognized in the income statement as other income or other expense, as appropriate.

Held-to-maturity investments are carried at amortized cost using the effective yield method. Gains and losses on held-to-maturity investments are recognized in income, when the investments are derecognized or impaired.

Available-for-sale investments were valued at €6.5 million at December 31, 2006 (2005: €8.6 million). In 2006 and 2005, the whole amount was recorded in other tangible non-current assets.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Foreign Currency Translation

The financial statements of foreign subsidiaries operating in non hyper-inflationary countries have been translated into euro in accordance with FASB Statement No. 52, Foreign Currency Translation (‘Statement No. 52’). All asset and liability accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average monthly exchange rates. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

Entities that operated in hyper-inflationary environments remeasured their financial statements in accordance with Statement No. 52. Remeasurement gains and losses are included in other income or other expense, as appropriate. The Company’s subsidiary in Belarus operated in a hyper-inflationary environment in 2005. It ceased applying hyper-inflationary accounting with effect from January 1, 2006. The Company’s subsidiary in Serbia ceased applying hyper-inflationary accounting with effect from January 1, 2005.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. In 2006, transaction gains were €2.0 million as compared to €0.7 million of transaction gains in 2005 and €5.9 million of transaction losses in 2004. Transaction gains and losses are included within operating profit unless they relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

Leases

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the life of the lease.

Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under capital leases is depreciated in accordance with the Company policy for owned assets of the same class unless there is no reasonable certainty that the Company will obtain ownership of the asset at the end of the lease term. In this case, property, plant and equipment acquired under capital lease is depreciated over the shorter of the useful life of the asset and the lease term.

Derivative Financial Instruments

The Company uses derivative financial instruments, including interest rate swaps, options, currency and commodity derivatives. Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedge transactions. This process includes linking all derivatives designated to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Costs Associated with Exit or Disposal Activities

The Company has applied FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (‘Statement No. 146’) to exit and disposal activity initiated after December 31, 2002. Pursuant to Statement No. 146, the liability for costs associated with exit or disposal activity should be recognized, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. The result is that for one-time termination benefits, such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period, the costs of the one-time termination benefit are recognized over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognized and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Employee Benefits – Statutory Termination and Pension Plans

The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions (‘Statement No. 87’), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (‘Statement No. 132 (R)’). The Company adopted Statement No. 87 as at January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as at January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

A number of the Company’s operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

During the year, the Company also adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132 (R). (‘Statement No. 158’). Statement No. 158 requires that previously disclosed but unrecognized actuarial gains or losses, prior service costs or benefits and transitional obligations or assets be recognized generally through adjustment to accumulated other comprehensive income and the funded status of the defined benefit plans to be recognized on the balance sheet. (Refer to Note 10, Employee Benefit Obligations, and relevant section of Note 1, Adoption of New Accounting Standards).

Share-Based Payments

The Company issues share based payments in the form of stock options and stock appreciation rights to its senior managers. Effective January 1, 2006, the Company adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment (‘Statement No. 123 (R)’) which requires compensation costs related to share based payments to be recognized in the financial statements for all awards granted after the required effective date and for awards modified, repurchased or cancelled after that date. The compensation cost has been determined based on the grant date fair value of the equity or liability instrument issued. The Company adopted Statement No. 123 (R), using the modified version of the prospective application. (Refer to Note 20, Stock Option Compensation Plans, and Note 21, Stock Appreciation Rights and relevant section of Note 1, Adoption of New Accounting Standards).

Net Income per Share

The Company computes basic net income per share by dividing net income by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Contingencies

The Company is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate (refer to Note 16, Commitments and Contingencies).

Adoption of New Accounting Standards

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (‘Statement No. 123 (R)’). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As at the required effective date, which is January 1, 2006 the Company adopted Statement No. 123 (R), using the modified version of the prospective application. Further details are available in Note 20, Stock Option Compensation Plans, and Note 21, Stock Appreciation Rights.

In March 2005, the Securities and Exchange Commission (the ‘SEC’) staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (‘SAB No. 107’) to assist preparers by simplifying some of the implementation challenges of Statement No. 123 (R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123 (R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models – SAB No. 107 reinforces the flexibility allowed by Statement No. 123 (R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility – SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term – the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company applied the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123 (R).

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections (‘Statement No. 154’), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. The Company has adopted the policy with effect from January 1, 2006. The adoption of Statement No. 154 has not had an impact on the Company’s financial statements.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (‘Statement No. 155’). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133. Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a remeasurement (i.e., new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘Interpretation No. 48’). The Interpretation provides guidance on recognition, measurement, classification, interest and penalties, and disclosure of tax positions. Interpretation No. 48 establishes a two-step approach for recognizing and measuring tax benefits. The first step is recognition: The enterprise must determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the ‘more-likely-than-not’ recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the ‘more-likely-than-not’ recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the effect of this interpretation to have a material impact on its financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (‘Statement No. 157’). Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (‘Statement No. 158’). Statement 158 amends certain requirements of Statement No. 87, Employers’ Accounting for Pensions (‘Statement No. 87’), Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (‘Statement No. 88’), Statement No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions (‘Statement No. 106’), and Statement No. 132 (R). The main effect of the new Statement is that the funded status of all postretirement plans will have to be recorded on the balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. Under Statement No. 87, Statement No. 88 and Statement No. 106, the amount recognized was the funded status reduced by deferred actuarial losses (or increased by deferred actuarial gains), prior service costs and any transitional obligation remaining. Under Statement No. 158, these items will now be recorded in equity. Statement No. 158 is effective prospectively for fiscal years ending after December 15, 2006. The incremental effect of applying Statement No. 158 on individual line items in the Statement of Financial Position is shown in Note 10, Employee Benefit Obligations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements (‘SAB No. 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statement errors based on both the roll-over method and iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as at the beginning of that year with the offsetting adjustments recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have an impact on the Company’s financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (‘Statement No. 159’). Statement No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. The new Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Statement No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007 and must be applied prospectively. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurement. The Company is currently assessing the effect of the new Statement on its financial statements.

2.      Business Combinations

During 2006, the Company acquired controlling interests or increased its controlling interest in the following entities:

	Location	Effective date of acquisition	Net tangible assets applicable	Goodwill arising	Franchise rights	Trademarks	Other intangible assets	Amount of consideration
	(In millions)
Lanitis Bros Public Limited	Cyprus (a)	04.05.2006	€57.7	€—	€8.8	€5.4	€0.6	€72.5
Fonti Del Vulture S.r.l.	Italy (b)	07.05.2006	3.6	2.2	—	—	—	5.8
Yoppi Kft.	Hungary (c)	08.22.2006	0.3	1.4	—	—	0.2	1.9
Acquisition of minority interests	Cyprus (a)		2.7	—	0.4	0.3	—	3.4
Total acquisitions			€64.3	€3.6	€9.2	€5.7	€0.8	€83.6

(In millions)
Total consideration for acquisition of controlling interests or increase in controlling interest	€83.6
Plus: cash payment for acquisition of equity investment in Fresh & Co d.o.o.	9.0
Less: cash and cash equivalent balances acquired	(14.1)
Less: cash payments deferred for 2007	(0.6)
Plus: payments made for acquisition of Vendit Ltd in 2005.	0.1
Plus: payments made for acquisition of Gotalka in 2004	0.1
Cash payments for acquisitions, net of cash acquired	€78.1

2006

a)      Acquisition of Lanitis Bros Public Limited

On April 5, 2006, the Company successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (‘Lanitis Bros’), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition. Following completion of the tender offer, the Company acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million.

Following completion of the tender offer, the Company initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros. Lanitis Bros has been delisted from the Cyprus Stock Exchange. As at December 31, 2006, the Company had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros for a total consideration of €3.4 million, bringing its participation to 99.91%. The later share acquisition resulted in the recording of approximately €0.7 million of identifiable intangible assets of which €0.4 million relates to franchise rights and €0.3 million relates to trademarks.

The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	Acquired on April 5, 2006	Acquisition of minority interests	Total
Property, plant and equipment	€42.8	€(1.8)	€41.0
Long-term investments	0.1	—	0.1
Inventories	9.5	—	9.5
Other current assets	21.4	—	21.4
Cash and cash equivalents	14.1	—	14.1
Short-term borrowings	(5.6)	—	(5.6)
Deferred tax liabilities	(2.4)	0.2	(2.2)
Other current liabilities	(17.8)	—	(17.8)
Fair value of net tangible assets acquired	62.1	(1.6)	60.5
Franchise rights	8.8	0.4	9.2
Trademarks	5.4	0.3	5.7
Other identifiable intangible assets	0.6	—	0.6
Fair value of net assets acquired before minority interest	€76.9	€(0.9)	€76.0
Minority interest	(4.4)	4.3	(0.1)
Fair value of net assets acquired	€72.5	€3.4	€75.9
Cash paid to former shareholders	€71.5	€3.4	€74.9
Costs of acquisition	1.0	—	1.0
Total consideration	€72.5	€3.4	€75.9

The contribution of Lanitis Bros to the results of the Group was an income of €8.0 million for the year ended December 31, 2006. The acquisition has resulted in the Company recording €9.2 million of franchise rights, €5.7 million of trademarks and €0.6 million of other separately identifiable intangible assets in its established countries segment.

b)      Acquisition of Fonti Del Vulture S.r.l.

On July 5, 2006, the Company acquired, jointly with The Coca-Cola Company, 100% of Fonti Del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. The Company effectively purchased the operating assets and liabilities of two production facilities in the south for €5.2 million (excluding acquisition costs and net of debt assumed), whilst The Coca-Cola Company effectively purchased the national mineral-water brands ‘Lilia’ and ‘Lilia Kiss’ (still and sparkling) for €5.2 million (excluding acquisition costs and net of debt assumed).

The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending finalization of the purchase price allocation, are as follows (in millions):

Property, plant and equipment	€30.6
Inventories	1.7
Other current assets	7.3
Other non-current assets	2.4
Short-term borrowings	(11.8)
Other current liabilities	(13.8)
Long-term borrowings	(11.4)
Other non-current liabilities	(1.4)
Fair value of net tangible assets acquired	3.6
Goodwill arising on acquisition	2.2
Fair value of net assets acquired	€5.8

Cash paid to former shareholders	€5.2
Costs of acquisition	0.6
Total consideration	€5.8

The contribution of Fonti Del Vulture S.r.l. to the results of the Group was a loss of €2.2 million for the year ended December 31, 2006. The acquisition has resulted in the Company recording €2.2 million of goodwill in its established countries segment.

The goodwill arising on the acquisition of Fonti Del Vulture S.r.l. is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

c)      Acquisition of Yoppi Kft.

On August 22, 2006, the Company acquired 100% of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million with the assumption of debt of an additional €0.1 million.

The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€0.4
Inventories	0.1
Short-term borrowings	(0.1)
Other non-current liabilities	(0.1)
Fair value of net tangible assets acquired	0.3
Customer contracts	0.2
Goodwill arising on acquisition	1.4
Fair value of net assets acquired	€1.9

Cash paid to former shareholders	€1.9

The contribution of Yoppi Kft. to the results of the Group was negligible for the year ended December 31, 2006. The acquisition has resulted in the Company recording €1.4 million of goodwill and €0.2 million of customer contracts in its developing countries segment.

The goodwill arising on the acquisition of Yoppi Kft. is attributable to synergies from enhancement of vending operations in Hungary.

2005

a)      Acquisition of Vlasinka d.o.o.

On April 14, 2005, the Company acquired 100% of the shares of the Serbian mineral water company, Vlasinka d.o.o., together with The Coca-Cola Company. The Company’s share of the acquisition consideration was €10.5 million (excluding acquisition costs). The Company effectively purchased the operating assets and liabilities of the business at Surdulica in Southern Serbia, whilst The Coca-Cola Company effectively purchased the mineral water brand, ‘Rosa’, for €10.5 million.

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2005	Adjustments 2006	Final fair values
Property, plant and equipment	€3.8	€—	€3.8
Inventories	0.5	—	0.5
Other current assets	1.8	(0.1)	1.7
Current liabilities	(3.0)	(1.3)	(4.3)
Non-current liabilities	(0.2)	—	(0.2)
Fair value of net tangible assets acquired	2.9	(1.4)	1.5
Goodwill arising on acquisition	8.0	1.4	9.4
Fair value of net assets acquired	€10.9	€—	€10.9

Cash paid to former shareholders	€10.5	€—	€10.5
Costs of acquisition	0.4	—	0.4
Total consideration	€10.9	€—	€10.9

The contribution of Vlasinka d.o.o. to the results of the Group was negligible for the year ended December 31, 2005. The acquisition has resulted in the Company recording €9.4 million of goodwill in its emerging countries segment.

The goodwill arising on the acquisition of Vlasinka d.o.o. is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

b)      Acquisition of Bankya Mineral Waters Bottling Company EOOD

On June 2, 2005, the Company acquired 100% of the Bulgarian mineral water company, Bankya Mineral Waters Bottling Company EOOD. (‘Bankya’). The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.2 million.

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€3.5
Inventories	0.2
Other current assets	0.6
Cash and cash equivalents	0.1
Current liabilities	(1.7)
Long-term borrowings	(2.2)
Other non-current liabilities	(1.5)
Fair value of net tangible assets acquired	(1.0)
Water rights	1.0
Trademarks	6.4
Goodwill arising on acquisition	4.5
Fair value of net assets acquired	€10.9

Cash paid to former shareholders	€10.7
Costs of acquisition	0.2
Total consideration	€10.9

The contribution of Bankya to the results of the Group was a loss of €1.5 million for the year ended December 31, 2005. The acquisition has resulted in the Company recording €4.5 million of goodwill, €6.4 million of trademarks and €1.0 million of water rights in its emerging countries segment. The Bankia trademark was subsequently sold to The Coca-Cola Company in 2005 for €6.4 million.

The goodwill arising on the acquisition of Bankya is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

c)      Acquisition of Vendit Limited

On September 28, 2005, the Company acquired 100% of Vendit Limited, one of the largest independent vending operators in the Republic of Ireland. The total consideration for the acquisition was €5.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.8 million.

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2005	Adjustments 2006	Final fair values
Property, plant and equipment	€0.9	€—	€0.9
Inventories	0.2	—	0.2
Other current assets	0.6	—	0.6
Cash and cash equivalents	0.2	—	0.2
Short-term borrowings	(0.1)	—	(0.1)
Long-term borrowings	(0.7)	—	(0.7)
Other current liabilities	(0.8)	—	(0.8)
Other non-current liabilities	(0.6)	—	(0.6)
Fair value of net tangible assets acquired	(0.3)	—	(0.3)
Customer contracts	1.0	—	1.0
Goodwill arising on acquisition	5.5	0.1	5.6
Fair value of net assets acquired	€6.2	€0.1	€6.3

Cash paid to former shareholders	€5.9	€—	€5.9
Costs of acquisition	0.3	0.1	0.4
Total consideration	€6.2	€0.1	€6.3

The contribution of Vendit Limited to the results of the Group was negligible for the year ended December 31, 2005. The acquisition has resulted in the Company recording €5.6 million of goodwill and €1.0 million of customer contracts in its established countries segment.

The goodwill arising on the acquisition of Vendit Limited is attributable to synergies from enhancement of vending operation in the Republic of Ireland.

3.      Equity Investments

The operating results include our proportionate share of income from our equity investments. The effective interest held in and carrying value of the equity investments as at December 31 are (in millions):

	Country of operation	Effective interest held 2006	Effective interest held 2005	Carrying value 2006	Carrying value 2005
Frigoglass Industries Limited	Nigeria	16%	16%	€9.6	€12.0
Multivita Sp.z o.o.	Poland	50%	50%	1.6	1.8
Valser Springs GmbH	Switzerland	50%	50%	0.3	0.3
PET to PET Recycling Österreich GmbH	Austria	20%	—	1.0	—
Brewinvest S.A.	FYROM/Bulgaria	50%	50%	52.8	53.5
Multon Z.A.O. group	Russian Federation	50%	50%	244.3	226.6
Fresh & Co d.o.o.	Serbia	50%	—	7.3	—
Heineken Lanitis Cyprus Ltd	Cyprus	35%	—	—	—
Total equity investments				€316.9	€294.2

On March 13, 2006, the Company acquired, jointly with The Coca-Cola Company, 100% of Fresh & Co d.o.o. (‘Fresh and Co’), the leading producer of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands ‘Next’ and ‘Su-Voce’. The total consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The Company’s share of the purchase price and debt was €20.3 million. The acquired entity is a joint venture and is being accounted for under the equity method.

On April 20, 2005, the Company completed jointly with The Coca-Cola Company the acquisition of the Multon Z.A.O. group, a leading juice producer in the Russian Federation. Multon Z.A.O. group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands, Rich, Nico and Dobry. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US$35.9 million (€27.4 million). The Company’s share of the purchase price and debt was US$253.5 million (€193.7 million) (excluding acquisition costs). The acquisition is a joint venture and is being accounted for under the equity method.

4.      Franchise Rights, Goodwill and Other Intangible Assets

The following table sets forth the carrying value of intangible assets subject to, and not subject to amortization, as at December 31 (in millions):

	2006	2005
Intangible assets not subject to amortization
Franchise rights	€1,997.4	€1,996.4
Goodwill	760.5	756.7
Trademarks	34.8	29.0
Minimum pension liability	—	1.1
	2,792.7	2,783.2
Intangible assets subject to amortization
Water rights	€1.9	€2.2
Customer contracts	0.8	0.9
Distribution rights	0.4	—
Total intangible assets	€2,795.8	€2,786.3

In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2006, December 31, 2005 and December 31, 2004. No impairment was indicated.

The changes in the carrying amount of intangible assets were as follows (in millions):

	Franchise rights	Goodwill	Other intangible assets	Total
As at January 1, 2005	€1,987.4	€734.6	€32.5	€2,754.5
Intangible assets arising on current period acquisitions	—	18.0	2.0	20.0
Amortization	—	—	(0.2)	(0.2)
Reduction of valuation allowance on net operating losses from acquisitions	(3.3)	(1.4)	—	(4.7)
Adjustment in relation to minimum pension liability	—	—	(0.8)	(0.8)
Foreign exchange differences	12.3	5.5	(0.3)	17.5
As at December 31, 2005	1,996.4	756.7	33.2	2,786.3
Intangible assets arising on current period acquisitions	9.2	3.6	6.5	19.3
Amortization	—	—	(0.7)	(0.7)
Adjustment to goodwill arising on prior period acquisitions	—	1.5	—	1.5
Adjustment in relation to minimum pension liability	—	—	(1.3)	(1.3)
Foreign exchange differences	(8.2)	(1.3)	0.2	(9.3)
As at December 31, 2006	€1,997.4	€760.5	€37.9	€2,795.8

The changes in the carrying amount of goodwill by segment were as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total
As at January 1, 2005	€596.3	€117.6	€20.7	€734.6
Goodwill arising on current period acquisitions	5.5	—	12.5	18.0
Reduction of valuation allowance on net operating losses from acquisitions	—	—	(1.4)	(1.4)
Foreign exchange differences	(1.4)	5.2	1.7	5.5
As at December 31, 2005	600.4	122.8	33.5	756.7
Goodwill arising on current period acquisitions	2.2	1.4	—	3.6
Adjustment to goodwill arising on prior period acquisitions	0.1	—	1.4	1.5
Foreign exchange differences	(4.8)	1.3	2.2	(1.3)
As at December 31, 2006	€597.9	€125.5	€37.1	€760.5

5.      Selling, Delivery, Administrative Expenses and Other Operating Items

Selling, delivery, administrative expenses and other operating items consisted of the following for the years ended December 31 (in millions):

	2006	2005	2004
Selling expenses	€828.4	€720.4	€624.1
Delivery expenses	476.9	387.7	338.9
Administrative expenses	335.1	325.2	316.2
Other operating items	(9.6)	—	—
Total selling, delivery, administrative expenses and other operating items	€1,630.8	€1,433.3	€1,279.2

Other operating items in 2006 consist of the cost of a fine imposed by the Greek Competition Authority of €9.3m (refer to Note 16, Commitments and Contingencies) and a gain on sale of the Company’s site in Dublin of €18.9 million.

6.      Allowance for Doubtful Debts

The movement in the allowance for doubtful debts was as follows for the years ended December 31 (in millions):

	2006	2005	2004
As at January 1	€33.0	€31.8	€25.8
Charged to income	6.8	5.9	7.9
Uncollectible amounts written off, net of recoveries	(3.5)	(5.0)	(1.9)
Foreign currency translation	0.1	0.3	—
As at December 31	€36.4	€33.0	€31.8

7.      Inventories

Inventories consisted of the following at December 31 (in millions):

	2006	2005
Finished goods	€157.7	€128.7
Raw materials and work in progress	157.3	166.9
Consumables	72.7	57.9
Payments on account	2.0	6.3
Total inventories	€389.7	€359.8

8.      Long-term Debt and Short-term Borrowings

Long-term debt consisted of the following at December 31 (in millions):

	Interest rate %	2006	2005
€233 million of the ‘€625 million’ Eurobond matured on June 27, 2006	Fixed 5.25%	€—	€241.2
€350 million Eurobond maturing on March 24, 2009	Euribor plus margin	349.3	—
€500 million Eurobond maturing on July 15, 2011	Fixed 4.375%	498.5	518.0
US$500 million notes maturing on September 17, 2013	Fixed 5.125%	369.5	417.9
US$400 million notes maturing on September 17, 2015	Fixed 5.5%	299.1	339.9
Other debt		—	5.3
Total long-term debt		1,516.4	1,522.3
Less: current portion		—	(243.9)
Total long-term debt, less current portion		€1,516.4	€1,278.4

Other long-term debt is carried at floating rates based on various types of Inter Bank Offer Rates or ‘IBOR’.

Maturities of long-term debt for the years subsequent to December 31, 2006 are (in millions):

2007	€—
2008	—
2009	349.3
2010	—
2011	498.5
2012 and thereafter	668.6
Total long-term debt	€1,516.4

€2 billion Euro Medium Term Note (EMTN) Program

On July 12, 2004, the Company announced a successful tender offer for €322.0 million of the outstanding debt on the Eurobond which matured in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was completed as part of the Company’s EMTN program and has a term of seven years. Proceeds from the issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million Eurobond in December 2004.

On March 24, 2006, the Company completed, through its wholly owned subsidiary Coca-Cola HBC Finance plc, the issue of a €350.0 million 3-year Euro-denominated floating rate bond. The transaction was executed under the Company’s EMTN program. Proceeds from the bond offering were used to fund the repayment of the remaining €233.0 million outstanding debt under the Company’s €625.0 million 5.25% Eurobond, which matured on June 27, 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in the year. Contractual interest repricing dates for the bond are the 24th day of March, June, September and December of each year until maturity.

As at December 31, 2006, a total of €850.0 million in Eurobonds has been issued under EMTN program. A further amount of €1,150.0 million is available for issuance. The bonds are not subject to any financial covenants.

Syndicated Loan Facility

As at December 31, 2004, Coca-Cola Hellenic Bottling Company S.A. had a €900.0 million syndicated loan facility, of which the first tranche of €450.0 million matured on May 14, 2005. During August 2005, Coca-Cola Hellenic Bottling Company S.A. replaced its remaining €450.0 million syndicated loan facility with a €600.0 million facility issued through various financial institutions expiring on August 1, 2010. This facility is used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. No amounts have been drawn under the syndicated loan facility.

SEC Registered Notes

On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€681.9 million at December 31, 2006 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€378.8 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€303.1 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

SEC Registered US$2 billion Program

In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$2.0 billion. As at May 2, 2007, no amounts had been drawn under the shelf registration.

Short-term borrowings at December 31, consisted of (in millions):

	2006	2005
Commercial Paper	€184.0	€210.0
Bank overdraft facilities	66.2	86.1
Other short-term borrowings	19.1	13.9
Total short-term borrowings	€269.3	€310.0

In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short-term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US-dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days.

The weighted average interest on short-term borrowings was 5.1%, 4.7% and 6.8% at December 31, 2006, 2005 and 2004, respectively.

Total interest paid during the years ended December 31, 2006, 2005 and 2004 was €82.4 million, €53.9 million and €60.2 million, respectively.

The total amount of interest cost incurred in 2006 was €90.4 million (2005: €59.3 million, 2004: €66.9 million). The amount of interest expensed in 2006 was €86.3 million (2005: €56.2 million, 2004: €66.9 million) and the amount of interest capitalized in 2006 was €4.1 million (2005: €3.1 million, 2004: nil).

9.      Income Taxes

Pre-tax income taxes for the years ended December 31, arose in the following jurisdictions (in millions):

	2006	2005	2004
Greece	€21.9	€64.5	€61.9
Other	361.5	332.8	295.5
Income before income taxes	€383.4	€397.3	€357.4

Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2006	2005	2004
Current:
Greece	€19.3	€30.1	€42.4
Other	56.6	70.6	70.6
Total current tax	75.9	100.7	113.0
Deferred:
Greece	(2.5)	(6.7)	(20.8)
Other	15.8	17.8	(14.8)
Total deferred tax	13.3	11.1	(35.6)
Total current and deferred tax	€89.2	€111.8	€77.4

The above provision for deferred income taxes includes a net (charge) credit for the effect of changes in tax laws and rates of €3.9 million in 2006, €(1.3) million in 2005 and €17.9 million in 2004.

Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2006	2005
Deferred tax liabilities:
Intangible assets	€570.7	€577.1
Tax in excess of book depreciation	134.3	139.7
Foreign investments	9.1	9.1
Other	(3.0)	9.1
Total gross deferred tax liabilities	€711.1	€735.0

Deferred tax assets:
Net operating loss (‘NOL’) carry-forwards	€36.9	€45.7
Liabilities and provisions	34.0	27.9
Book in excess of tax depreciation	6.0	23.8
Pensions and benefit plans	11.0	8.4
Other	21.3	32.6
Total gross deferred tax assets	109.2	138.4
Valuation allowance for deferred tax assets	(6.4)	(11.1)
Net deferred tax assets	€102.8	€127.3
Net deferred tax liabilities	€608.3	€607.7

A summary of valuation allowance movements is as follows (in millions):

	2006	2005	2004
As at January 1	€11.1	€17.4	€11.8
Charged (credited) to income	(4.5)	(3.4)	8.6
Credit related to recognition of pre-acquisition deferred tax assets	—	(4.7)	(2.4)
Currency translation adjustments	—	1.4	0.1
Expired NOLs	—	—	(0.3)
Other movements	(0.2)	0.4	(0.4)
As at December 31	€6.4	€11.1	€17.4

The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company’s income tax expense is as follows (in millions):

	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
Greek statutory expense	€111.2	29.0	€127.1	32.0	€125.1	35.0
Lower tax rates of other countries	(23.0)	(6.0)	(28.9)	(7.3)	(30.6)	(8.6)
Additional local taxes	19.7	5.1	16.9	4.3	5.9	1.7
Tax holidays or exemptions	(3.1)	(0.8)	(1.7)	(0.4)	(4.4)	(1.2)
Non-deductible expenses	21.7	5.7	27.3	6.7	36.5	10.2
Capital investment incentives	(4.3)	(1.1)	(3.8)	(1.0)	(7.7)	(2.2)
Income not subject to tax	(16.5)	(4.4)	(24.2)	(6.1)	(22.3)	(6.2)
Changes in tax laws and rates	(3.9)	(1.0)	1.3	0.3	(17.9)	(5.0)
Change in valuation allowance	(5.5)	(1.4)	(3.4)	(2.1)	(1.6)	(0.4)
NOLs with no current benefit	1.0	0.2	1.6	0.4	1.9	0.5
Other, net	(8.1)	(2.0)	(0.4)	1.3	(7.5)	(2.1)
Total income tax expense	€89.2	23.3	€111.8	28.1	€77.4	21.7

At December 31, 2006, the Company had net operating tax loss carry-forwards (NOLs) of €153.1 million (2005: €180.7 million, 2004: €267.0 million) for income tax purposes. €85.3 million of NOLs expire between 2007 and 2011. €4.4 million of NOLs expire between 2012 and 2014. €63.4 million of NOLs do not expire, because they were generated in tax jurisdictions where NOLs do not have expiration dates. For financial reporting purposes, a valuation allowance of €6.4 million (2005: €11.1 million, 2004: €11.9 million) has been recognized to offset a portion of the deferred tax asset related to these carry-forwards.

No income taxes are provided on the undistributed earnings of foreign subsidiaries, where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €1,272.3 million at December 31, 2006 (2005: €1,094.8 million). Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

Total tax paid during the years ended December 31, 2006, 2005 and 2004 was €95.9 million, €101.5 million, and €105.0 million, respectively.

10.     Employee Benefit Obligations

The total accrued benefit liability for the defined benefit plan is as follows (in millions):

	2006	2005
Defined benefit plans
Statutory termination indemnities	€112.2	€89.3
Pension plans	37.5	23.0
Long service benefits—jubilee plans	6.3	6.1
Total defined benefit plans	€156.0	€118.4

Employees of the Company’s subsidiaries in Nigeria, Greece, Bulgaria, Serbia, Montenegro, Croatia, Poland, Romania, Slovenia and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration.

Statutory termination benefits obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issues Task Force (‘EITF’) No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, on the expected date of termination.

The Company’s subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plans in Switzerland. The Austrian plans do not have plan assets.

The Company provides long service benefits in the form of jubilee plans to its employees in Austria, Nigeria, Croatia, Slovenia and Poland.

Summarized information regarding the defined benefit obligation for the above plans is as follows (in millions):

	2006	2005
Present value of defined obligation at the beginning of the year	€342.6	€301.2
Service cost	19.9	19.1
Interest cost	16.2	17.2
Plan participants’ contributions	3.5	4.2
Past service cost arising from amendments	—	0.8
Curtailment/settlements	2.5	1.2
Arising on acquisition of subsidiaries	1.2	—
Benefits paid	(30.8)	(24.9)
Actuarial loss	7.8	19.3
Foreign currency translation	(6.0)	4.5
Present value of defined benefit obligation at the end of the year	€356.9	€342.6

The pension plans and statutory termination obligations have a measurement date of December 31.

The total accumulated benefit obligation for all defined benefit plans is €298.2 million and €281.9 million as at December 31, 2006 and 2005, respectively.

Summarized information for the fair value of plan assets is as follows (in millions):

	2006	2005
Fair value of plan assets at the beginning of the year	€188.9	€155.9
Actual return on plan assets	11.9	22.5
Actual employers’ contributions	9.9	10.4
Actual participants’ contributions	3.5	4.2
Actual benefits paid	(10.2)	(5.0)
Foreign currency translation	(3.1)	0.9
Fair value of plan assets at the end of the year	€200.9	€188.9

Benefits paid from pension benefit plans during 2006 and 2005 include €0.3 million and €0.2 million, respectively, of payments relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination and long service benefits during 2006 and 2005 of €20.3 million and €19.7 million, respectively, were paid from Company assets, because these plans are unfunded.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments. For our plans in the Eurozone area, Northern Ireland and Switzerland, which comprise approximately 90% of our projected benefit obligations, we consider the International Index Company’s iBoxx Euro Corporates AA 10+ Bond Index, the International Index Company’s iBoxx Sterling Corporates AA 15+ Bond Index and AA-rated corporate Swiss bonds, respectively, in the determination of the appropriate discount rate assumptions. For our plans in other countries, we use, where available, government bond yields of appropriate terms in setting the discount rate.

The weighted average rate we will utilize to measure our pension obligation as at December 31, 2006 and calculate our 2007 expense will be 4.66%, which is a decrease from 4.83% used in determining the 2006 expense.

The net defined benefit obligations are as follows (in millions):

	2006	2005
Present value of defined benefit obligations	€(356.9)	€(342.6)
Fair value of plan assets	200.9	188.9
Funded status	(156.0)	(153.7)

Unrecognized actuarial loss	—	53.8
Unrecognized net transition liability	—	0.9
Unrecognized past service benefit	—	(1.6)
Net defined benefit obligations	€(156.0)	€(100.6)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	€(156.0)	€(118.4)
Intangible asset	—	1.1
Accumulated other comprehensive income	—	16.7
Net defined benefit obligations	€(156.0)	€(100.6)

Included in:
Current liabilities	€(4.6)	€(0.7)
Long-term liabilities	(151.4)	(117.7)
Goodwill and other intangible assets	—	1.1
Accumulated other comprehensive income	—	16.7
Total	€(156.0)	€(100.6)

Amounts recognized in accumulated other comprehensive income as at December 31, consist of (in millions):

	2006	2005
Actuarial loss	€48.1	€—
Prior service benefit	(1.4)	—
Minimum pension liability	—	16.7
Total	€46.7	€16.7

The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost in the financial year 2007 consist of (in millions):

Actuarial loss	€1.4
Prior service benefit	(0.1)
Total	€1.3

Information for pension plans with an accumulated benefit obligation in excess of plan assets as at December 31 (in millions):

	2006	2005
Projected benefit obligation	€348.9	€311.5
Accumulated benefit obligation	293.0	259.7
Fair value of plan assets	194.6	165.0

The weighted average assumptions used in computing the net benefit obligation consist of the following for the years ended December 31:

	2006	2005
	%	%
Discount rate	4.66	4.83
Rate of compensation increase	3.94	4.12
Pension increases	0.85	0.63

The expense recognized in the income statement consists of the following for the years ended December 31 (in millions):

	2006	2005	2004
Service cost	€19.9	€19.1	€18.6
Interest cost	16.2	17.2	17.1
Expected return on plan assets	(9.7)	(9.4)	(8.4)
Amortization of transition obligation	0.9	0.8	0.8
Recognized net actuarial obligation loss	2.4	1.8	1.0
Amortization of unrecognized past service costs	(0.1)	(0.1)	0.3
Curtailment/settlement	7.0	1.2	1.3
Net periodic benefit cost	€36.6	€30.6	€30.7

The weighted average assumptions used in computing the net periodic benefit cost consist of the following for the years ended December 31:

	2006	2005
	%	%
Discount rate	4.83	5.54
Expected return on assets	5.04	5.63
Rate of compensation increase	4.12	4.62
Pension increase	0.63	0.60

Plan assets were invested as follows:

	2006	2005
	%	%
Asset category:
Equity securities	45	44
Debt securities	43	48
Real estate	8	5
Cash	3	2
Other	1	1
Total	100	100

Equity securities include ordinary shares in the Company in the amount of €0.4 million (0.2% of the plan assets) and €0.3 million (0.2% of the plan assets) as at December 31, 2006 and 2005, respectively.

The investment objectives of the Greek fund are to optimize returns from the fund at an acceptable level of risk and within the requirement of the local law. The fund invests mainly in one year bonds to allow a reasonable level of liquidity as the majority of obligations have vested. The fund is restricted by legal requirements, which do not allow more than 30% of the total fund to be invested in equity securities. In addition, the fund guarantees a minimum return of 2.5%.

The Foundation Board of the Swiss pension plan appoints a pension fund manager who is responsible for the investment of pension fund assets and choice of investment strategy made to optimize return to pension fund members. Bond portfolio management is delegated to at least two independent banks, and property management is delegated to a professional property company. Performance is reviewed regularly by the pension fund manager who reports semi-annually to the Foundation Board. The pension investment strategy is set in accordance with relevant Swiss legislation (BVV 2, ART 50-59). This sets out maximum percentages which can be held in different asset classes and makes certain diversity requirements. The investment policy states that the portfolio should be invested with an appropriate risk diversification. If risks are suitably covered, then the investment strategy can include a slightly wider risk profile, which would include overseas equities. The broad investment strategy at December 31, 2006 is to hold approximately 58% in bonds, 27% in equities, 11% in property, 3% in cash and 1% in other items under the investments.

The overall investment policy of the Republic of Ireland plans is determined by the trustees in consultation with Coca-Cola Bottling Company (Dublin) Limited and their professional advisors. The investment objectives of these plans are to maximize investment returns over the long-term within the necessary constraints of prudence and caution. In order to achieve this goal, the plan’s assets are invested primarily in high quality equity holdings. Responsibility for day to day investment decisions such as stock selection is delegated by the trustees to the investment managers. The performance of the investment managers is monitored on a regular basis by the trustees.

There are no restrictions under local legislation regarding the type of assets that the plans may hold. However for the purpose of determining whether the plans meet the minimum funding standard specified under Irish legislation, it is not permissible to include assets invested in the sponsoring employer. There are also restrictions relating to large holdings in individual stocks. The broad investment strategy at December 31, 2006 is to hold approximately 74% in equities, 17% in bonds, 7% in property and 2% in cash.

To develop our expected long-term rate of return assumptions, the Company, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2006 net periodic pension cost for the plans was 5.04%.

Cash Flow

(in millions of euro)
Estimated future benefit payments
2007	4.7
2008	11.8
2009	11.9
2010	14.3
2011	17.3
Years 2012-2016	108.1

The Company plans to contribute €9.2 million to its pension plans in 2007.

The incremental effect of applying FASB Statement No. 158 on individual line items in the Consolidated Balance Sheet as at December 31, 2006, is as follows (in millions):

	Prior to AML* and FASB 158 Adjustment	Adjustment for AML* in accordance with FASB 87	Post AML* and pre FASB 158 Subtotal	Adjustment to initially apply FASB 158	After application of FASB 158
Employee benefit obligations	€(106.0)	€(16.1)	€(122.1)	€(33.9)	€(156.0)
Deferred income taxes (non-current liabilities)	(694.4)	4.1	(690.3)	7.2	(683.1)

Minority interest	(67.3)	—	(67.3)	2.3	(65.0)
Accumulated other comprehensive income	(163.6)	12.0	(151.6)	24.4	(127.2)
Total shareholders’ equity	(3,193.1)	12.0	(3,181.1)	24.4	(3,156.7)

* Additional Minimum Pension Liability

Defined contribution plans

The Company also sponsors defined contribution plans covering employees at five subsidiaries. The expense recognized in the income statement in 2006 for the defined contribution plans is €7.0 million (2005: €6.3 million, 2004: €6.5 million).

11.   Restructuring

During 2006, the Company recorded restructuring charges of €68.8 million before tax, comprising cash restructuring charges of €53.0 million, accelerated depreciation of €6.3 million and impairment charges of property, plant and equipment of €9.5 million. The restructuring charges primarily relate to initiatives in Greece, Nigeria, Ireland and Croatia.

In Greece, the production in the Athens plant ceased on February 24, 2006. In addition, on March 10, 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. We undertook additional restructuring in Greece in December, following an organizational streamlining across the administrative support and logistic functions. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Greece, €16.6 million was recorded in cost of goods sold and €5.5 million in selling, delivery and administrative expenses.

In Nigeria, restructuring charges in 2006 amounted to €7.9 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria. In addition, our Nigerian operation is investing in a new production facility in Abuja, to further consolidate its leadership position and enhance its long-term competitiveness and growth. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Nigeria, €4.1 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

In Ireland, the project to develop a single all-island production facility is proceeding well. During 2006, we recorded €19.1 million of restructuring charges and €6.3 million of accelerated depreciation, mainly reflected in cost of goods sold. We expect to incur further cash charges of approximately €8.0 million, which have not been provided for at December 31, 2006, under FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

In Croatia, €5.1 million of restructuring charges have been recorded in 2006 in connection with the rationalization of the delivery function by outsourcing it to third party contractors. Of the total restructuring charges for 2006 (cash and non-cash) in Croatia, €1.3 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

A further €8.3 million of restructuring charges (cash and non-cash) were incurred in relation to other restructuring activities, of which €3.8 million were recorded in established countries, €2.3 million in developing countries and €2.2 million in emerging countries. Of the total restructuring charges discussed above, €5.4 million was recorded in selling, delivery and administrative expenses and €2.9 million in cost of goods sold.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	2006	2005
As at January 1	€9.0	€7.1
Arising during the year	53.0	10.1
Utilized during the year	(39.8)	(8.2)
As at December 31	€22.2	€9.0

12.   Impairment of Bottles

Following review of the Company’s three-year plan during the second half of 2006, management decided to accelerate the implementation of the refillable bottle strategy in the fourth quarter. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million. Of the total impairment charges recorded in 2006, €13.6 million was recorded in cost of goods sold and €1.5 million in selling, delivery, administrative expenses and other operating items.

13.   Assets Held for Sale

It is the Company’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece (refer to Note 11, Restructuring). As at December 31, 2006, the net book value of these assets was €1.8 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs, is expected to exceed their carrying value. These assets are recorded in ‘Other current assets’.

14.   Employee Share Ownership Plan

The Company operates an employee share ownership plan, The Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resources Committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in the Company’s shares by contributing to the plan monthly. Coca-Cola Hellenic Bottling Company S.A. will match up to a maximum of 3% of the employee’s salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek resident employees’ contribution up to a maximum of 5% of their salary with an annual employer contribution, which is made in December of each year, and matching shares purchased in December vest immediately.

Shares forfeited (i) are held in a reserve account by the CCHBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company’s matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders’ equity. The expense for 2006, 2005 and 2004 amounted to €3.0 million, €2.2 million and €2.1 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share. In 2006, the fair value of unvested shares held by the trust was €2.3 million (2005: €1.5 million) and the number of unvested shares was 76,280 (2005: 58,851).

15.   Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows (in millions):

	Currency translation adjustments(1)	Derivative financial instruments gains (losses)	Minimum pension liability	Unrecognized losses and prior service cost	Unrealized gain on available- for-sale investments	Total
As at January 1, 2004	€12.2	€1.8	€(7.4)	—	€0.8	€7.4
Currency translation adjustment, net of applicable income taxes of €8.2 million	68.4	—	—	—	—	68.4
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	(11.4)	—	—	—	(11.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.7 million	—	6.9	—	—	—	6.9
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	(3.4)	—	—	(3.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.1 million	—	—	—	—	0.3	0.3
As at December 31, 2004	80.6	(2.7)	(10.8)	—	1.1	68.2
Currency translation adjustment, net of applicable income taxes of €(4.2) million	91.2	—	—	—	—	91.2
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	(0.1)	—	—	—	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	2.3	—	—	—	2.3
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	(1.3)	—	—	(1.3)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	—	1.0	1.0
As at December 31, 2005	171.8	(0.5)	(12.1)	—	2.1	161.3
Currency translation adjustment, net of applicable income taxes of €2.3 million	(11.8)	—	—	—	—	(11.8)
Change in fair value of derivatives, net of applicable income taxes of €0.1 million	—	(0.3)	—	—	—	(0.3)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	0.5	—	—	—	0.5
Change in minimum pension liability, net of applicable income taxes of €(0.2) million	—	—	0.1	—	—	0.1
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.6) million	—	—	—	—	1.8	1.8
Adoption of FASB Statement No. 158
Minimum pension liability adjustment, net of applicable income taxes of €(4.1) million	—	—	12.0	—	—	12.0
Unrecognized losses and prior service cost, net of applicable income taxes of €10.3 million	—	—	—	(36.4)	—	(36.4)
As at December 31, 2006	€160.0	€(0.3)	€—	€(36.4)	€3.9	€127.2

(1) Includes amounts related to equity method investees

16.   Commitments and Contingencies

Leases

The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment included the following amounts for leases that have been capitalized at December 31 (in millions):

	2006	2005
Land and buildings	€22.6	€11.6
Plant and equipment	133.7	82.0
Less amortization	(41.6)	(31.1)
Total leases	€114.7	€62.5

The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006 (in millions):

	Capital leases	Operating leases
2007	€39.0	€31.4
2008	32.8	28.6
2009	27.4	24.3
2010	12.7	17.1
2011	5.8	15.4
2012 and thereafter	9.7	12.3
Total minimum lease payments	127.4	€129.1
Amounts representing interest	(11.3)
Present value of net minimum lease payments	€116.1

Long-term portion of capital leases	€82.2
Current portion of capital leases	33.9
Total capital leases	€116.1

Rental expense for operating leases of property was €21.6 million and for plant and equipment was €28.7 million in 2006. The rental expense for the two classes of assets was €20.5 million and €21.8 million in 2005 and €18.5 million and €28.0 million in 2004, respectively.

Security over assets

Assets held under capital lease have been pledged as security in relation to the liabilities under capital leases.

Other

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of January 25, 2002. On October 7, 2005, the Group was served with notice to appear before the Greek Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. On August 31, 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection to this case. The Group believes that it has substantial legal and factual defenses to the Authority’s decision.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

The Company’s Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On March 10, 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organizations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees for 2005. This Ordinance was subsequently amended. As a result of this amendment, the Company believes that its Bulgarian subsidiaries have no further liabilities for waste recovery fees for 2005.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.2 million. The Company has made a provision for €2.7 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The Company’s tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

At December 31, 2006, the Company had capital commitments over the next year of €167.1 million (2005: €73.9 million, 2004: €60.4 million).

At December 31, 2006, the Company had commitments to purchase €181.4 million (2005: €336.6 million,  2004: €167.0 million) of raw materials over the next years.

17.   Financial Instruments

Derivative Financial Instruments

The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate

The Company uses interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting the Company’s €500.0 million in 2006 (2005: €733.0 million) fixed-rate debt to a floating rate based on EURIBOR (refer to Note 8, Long-term Debt and Short-term Borrowings). The notional amount of the swaps is €500.0 million in 2006 (2005: €733.0 million). During both 2006 and 2005, the Company used a combination of interest rate swaps and currency swaps to convert the Company’s US$500.0 million and US$400.0 million notes issues in the US market from fixed-rate US dollar denominated debt to a floating-rate based on EURIBOR (refer to Note 8, Long-term Debt and Short-term Borrowings). The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate swap agreements are classified as current or non-current depending on an assessment of the period over which they are expected to be held.

During the year ended December 31, 2006, the Company recognized €0.1 million of net losses related to interest rate swaps which did not qualify for hedge accounting (2005: net losses of €3.0 million, 2004: net losses of €1.5 million). All amounts have been included in other income or expense in the consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, respectively.

Over the period 2003 to 2004, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the statement of income through the option revaluation process. The Company has benefited from lower interest costs and, consequently, recognized a gain of €0.4 million (2005: a loss of €1.4 million, 2004: a loss of €4.2 million) in relation to these items in the statement of income within interest expense.

Foreign Currency

The Company is exposed to the effect of foreign currency risk on expenditures and sales that are denominated in a currency other than the functional currency of the operation with the exposure. From time to time, the Company uses forward and option contracts to hedge a portion of its anticipated foreign currency denominated expenditures and sales. All of the forward and option exchange contracts have maturities of less than one year after the balance sheet date.

At December 31, 2006, the Company had recorded €0.3 million of unrealized gains in accumulated other comprehensive income (2005: €2.6 million unrealized losses), as a result of the hedge contracts, which, if realized, will be recorded in operating expenses and net sales revenue, when the underlying transaction affects operating results. The net fair values of the forward and option contracts, including embedded derivatives, of €2.6 million and €2.1 million at December 31, 2006 and 2005, respectively, are included within other current assets and other current liabilities.

During 2003, the Company purchased cross currency swaps to cover the currency risk related to the US$500.0 million and US$400.0 million notes (refer to Note 8, Long-term Debt and Short-term Borrowings). At December 31, 2006, the fair value of the cross currency swaps represented a payable of €122.0 million (2005: €43.3 million). The cross currency swaps were recorded as a long-term liability, as the maturity of the instruments matched the underlying notes. The €78.7 million loss (2005: €99.8 million gain) on the cross currency swaps during 2006 was offset by the €78.7 million gain (2005: €99.8 million loss) recorded on the translation of the dollar denominated debt to euro.

Sugar

The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations. The outstanding sugar futures at 31 December 2006 correspond to the purchase of 17,000 metric tons of white sugar (2005: nil). At 31 December 2006, the Company recorded €10.3 million of losses in its cost of sales, as a result of the sugar futures contracts (2005: nil).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives.

The Company maintains cash and cash equivalents balances with various financial institutions. The financial institutions are located throughout the countries in which the Company operates. It is the Company’s policy to limit exposure to any one institution.

Concentrations of customer credit risk are limited due to the large number of entities comprising the Company’s customer base.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings.

Fair Values of Financial Instruments

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

Long and short-term debt: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair value. The fair value of the Company’s long-term debt is estimated using current market prices.

Foreign exchange forward and option contracts, interest rate swaps and options, cross currency swaps and commodity futures: The fair values of the Company’s foreign exchange forward and option contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations.

The carrying amounts and fair value of the Company’s derivative financial instruments and long-term debt, at December 31 were as follows (in millions):

	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
Derivative assets:
Interest rate swaps	€—	€—	€8.4	€8.4
Interest rate options	1.1	1.1	0.7	0.7
Foreign currency option contracts	—	—	0.1	0.1
Forward foreign exchange contracts	3.7	3.7	3.3	3.3
Total derivative assets (current)	4.8	4.8	12.5	12.5
Interest rate swaps	—	—	21.7	21.7
Total derivative assets (non-current)	—	—	21.7	21.7
Total derivative assets	€4.8	€4.8	€34.2	€34.2

Derivative liabilities:
Interest rate swaps	€0.1	€0.1	€—	€—
Foreign currency option contracts	0.2	0.2	—	—
Forward foreign exchange contracts	0.9	0.9	1.3	1.3
Total derivative liabilities (current)	1.2	1.2	1.3	1.3
Cross currency swaps	122.0	122.0	43.3	43.3
Interest rate swaps	10.8	10.8	1.6	1.6
Total derivative liabilities (non-current)	132.8	132.8	44.9	44.9
Total derivative liabilities	€134.0	€134.0	€46.2	€46.2
Long-term debt (including current portion)	€1,516.4	€1,520.5	€1,522.3	€1,531.2

The fair values of derivative financial instruments at December 31, designated as cash flow hedges were (in millions):

	2006	2005
Contracts with positive fair values:
Forward foreign exchange contracts	€0.1	€0.3

Contracts with negative fair values:
Foreign currency option contracts	€(0.1)	€—
Forward foreign exchange contracts	(0.3)	(0.8)
	€(0.4)	€(0.8)

Hedging Horizon

The Company is hedging its exposure to the variability of future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, for a maximum period of twelve months.

The fair values of derivative financial instruments at December 31, designated as fair value hedges were (in millions):

	2006	2005
Contracts with positive fair values:
Interest rate swaps	€—	€29.9
Forward foreign exchange contracts	0.5	—
	€0.5	€29.9

	2006	2005
Contracts with negative fair values:
Interest rate swaps	€(10.8)	€(1.6)
Foreign currency option contracts	(0.1)	—
Forward foreign exchange contracts	(0.5)	(0.5)
	€(11.4)	€(2.1)

The fair values of derivative financial instruments at December 31, for which hedge accounting has not been applied, were (in millions):

	2006	2005
Contracts with positive fair values:
Interest rate swaps	€—	€0.2
Interest rate options	1.1	0.7
Foreign currency option contracts	—	0.1
Forward foreign exchange contracts	3.1	3.0
	€4.2	€4.0
Contracts with negative fair values:
Interest rate swaps	€(0.1)	€—
Forward foreign exchange contracts	(0.1)	—
Cross currency swaps	(122.0)	(43.3)
	€(122.2)	€(43.3)

18.   Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operated in 28 countries during 2006 (including our equity investment based in the Former Yugoslav Republic of Macedonia (‘FYROM’)). Financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of its segments presented have similar economic characteristics, production processes, customers, and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. The accounting policies of the Company’s reportable segments are the same as those described in Note 1, Organization and Significant Accounting Policies.

There are no material amounts of sales or transfers between Coca-Cola Hellenic Bottling Company S.A.’s segments, nor are there significant export sales from Greece. The net sales revenue attributed to Greece in 2006, the Company’s country of domicile, is €599.5 million in 2006 (2005: €560.0 million, 2004: €599.4 million).

	2006	2005	2004
	(In millions, for the year ended December 31)
Net sales revenue
Established	€2,473.5	€2,261.8	€2,244.9
Developing	993.2	841.1	732.7
Emerging	1,905.5	1,531.0	1,224.3
	€5,372.2	€4,633.9	€4,201.9
Cash Operating Profit (COP)
Established	€366.1	€371.2	€368.5
Developing	142.8	116.9	105.0
Emerging	309.6	273.4	237.7
	818.5	761.5	711.2
Depreciation
Established	(125.9)	(120.1)	(119.1)
Developing	(66.1)	(68.9)	(64.4)
Emerging	(138.2)	(120.7)	(102.3)
	(330.2)	(309.7)	(285.8)
Impairment charges
Established	(13.3)	—	(3.6)
Developing	(4.1)	(0.9)	—
Emerging	(7.1)	—	—
	(24.5)	(0.9)	(3.6)
Amortization
Established	(0.6)	(0.1)	—
Developing	(0.1)	(0.1)	—
Emerging	—	—	—
	(0.7)	(0.2)	—
Stock option compensation
Established	(1.3)	—	—
Developing	(0.7)	—	—
Emerging	(2.0)	—	—
	(4.0)	—	—
Operating profit
Established	225.0	251.0	245.8
Developing	71.8	47.0	40.6
Emerging	162.3	152.7	135.4
	459.1	450.7	421.8

	2006	2005	2004
	(In millions, for the year ended December 31)
Interest expense
Established	(74.1)	(36.9)	(38.9)
Developing	(4.0)	(2.5)	(2.3)
Emerging	(14.1)	(12.3)	(3.4)
Corporate	(121.4)	(80.9)	(87.7)
Intersegment interest expense	127.3	76.4	65.4
	(86.3)	(56.2)	(66.9)
Interest income
Established	2.8	2.7	1.2
Developing	2.0	1.1	4.3
Emerging	2.5	1.6	1.7
Corporate	130.3	74.3	64.8
Intersegment interest income	(127.3)	(76.4)	(65.4)
	10.3	3.3	6.6
Income tax expense
Established	(43.4)	(70.3)	(27.5)
Developing	(15.5)	(11.8)	(9.8)
Emerging	(21.0)	(28.3)	(36.7)
Corporate	(9.3)	(1.4)	(3.4)
	(89.2)	(111.8)	(77.4)
Share of income of equity method investees
Established	(0.3)	—	—
Developing	(0.2)	—	—
Emerging	25.3	23.9	5.2
	24.8	23.9	5.2
Subtotal	318.7	309.9	289.3
Reconciling items:
Other income	0.4	2.5	4.2
Other expense	(0.1)	(3.0)	(8.3)
Minority interests	(4.8)	(10.5)	(13.1)
Net income before cumulative effect of accounting change	€314.2	€298.9	€272.1

	2006	2005	2004
	(In millions, for the year ended December 31)
Capital expenditure
Established	€183.5	€107.9	€108.1
Developing	94.1	77.4	74.9
Emerging	282.4	242.2	177.8
	€560.0	€427.5	€360.8

	2006	2005	2004
	(In millions, as at December 31)
Investments in equity method investees
Established	€1.1	€0.3	€0.3
Developing	1.6	1.8	0.3
Emerging	314.2	292.1	59.9
	€316.9	€294.2	€60.5

	2006	2005	2004
	(In millions, as at December 31)
Total assets
Established	€3,789.4	€3,625.6	€3,538.6
Developing	1,426.6	1,312.4	1,260.2
Emerging	1,987.1	1,741.9	1,187.9
Corporate / intersegment receivables	84.5	54.9	(8.1)
	€7,287.6	€6,734.8	€5,978.6

The long-lived assets attributed to Greece as at December 31, 2006, the Company’s country of domicile, were €189.4 million (2005: €194.3 million and 2004: €203.1).

19.   Shareholders’ Equity

Issued Capital and Additional Paid-in Capital

On December 20, 2006, the Company’s board of directors resolved to increase the share capital of the Company by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €22.5 million. This was recorded as €0.7 million to issued capital and €21.8 million to additional paid-in capital.

On December 21, 2005, the Company’s board of directors resolved to increase the share capital of the Company by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €36.6 million. This was recorded as €1.2 million to issued capital and €35.4 million to additional paid-in capital.

On December 22, 2004, the Company’s board of directors resolved to increase the share capital of the Company by a total of 1,344,852 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €19.2 million. This was recorded as €0.6 million to issued capital and €18.6 million to additional paid-in capital.

Retained earnings

Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €31.5 million (2005: €28.0 million).

At December 31, 2006, an amount of €80.1 million (2005: €55.3 million) of the total retained earnings balance related to the Company’s share of income from equity method investments.

20.   Stock Option Compensation Plans

The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee’s performance and level of responsibility. Options are granted at an exercise price of the average price of the Company’s shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock options are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

At the Annual General Meeting in June 2005, shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for up to a maximum of 4,950,000 shares, subject to approval of the Board of Directors. Under this authorization, the Board of Directors approved in December 2006 the grant of stock options for 1,010,800 shares. In March 2006, a grant of stock options for 50,000 shares was approved. In June 2006, a new grant of stock options for 30,000 shares was also approved.

During 2006, the Board approved an amendment to the rules of all Company’s stock option compensation plans. In accordance with the amendment, in the event of an equity restructuring, the Company shall make an equitable adjustment to the terms of the stock options. The incremental fair value granted as a result of this modification is nil.

Prior to January 1, 2006, the Company accounted for the plans under the measurement and recognition of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by Statement No. 123. Stock based compensation was included as a pro forma disclosure in the financial statement notes.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, stock option compensation cost in 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as at January 1, 2006, and (2) all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123 (R). Compensation expense recorded for the year ended December 31, 2006 for all stock options was €4.0 million and out of this amount €2.1 million was related to stock options vested in 2006. Results for the prior period have not been restated. The change from applying the original provisions of Statement No. 123 to adoption of Statement 123 (R) didn’t have an impact on basic and diluted earnings per share.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company’s stock options plans in the years ended December 31, 2005 and December 31, 2004 (in millions, except per share data).

		2005	2004
Net income as reported		€298.9	€272.1
Add:	Stock option employee compensation expense included in net income, net of applicable income tax	0.1	—
Deduct:	Total stock option compensation expense determined under fair value based method for all awards, net of applicable income tax	(3.6)	(4.3)
Pro forma net income		€295.4	€267.8

Earnings per share:
Basic—as reported		€1.25	€1.15
Diluted—as reported		€1.25	€1.14
Basic—pro forma		€1.24	€1.13
Diluted—pro forma		€1.23	€1.13

The fair values of options granted in 2006, 2005 and 2004 were estimated using the binomial option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. We believe the binomial model more accurately reflects the value of the options compared to the Black-Scholes option-pricing model. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model did not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options. The fair value of each option grant was calculated on the date of grant with the following assumptions (weighted average):

Year ended December 31	2006	2005	2004
Weighted average fair value of options granted	€6.3	€5.7	€5.0
Risk free interest rates	4.3%	3.7%	5.0%
Expected volatility	20.8%	25.2%	25.9%
Dividend yield	1.0%	1.2%	1.5%
Expected life	4.1 years	4.8 years	5.1 years

Expected stock price volatility is based on the historical volatility of the Company’s stock, and the expected dividend yield is based on the Company’s most recent annual dividend payout and the market price of the Company’s share in Athens Stock Exchange on December 29, 2006. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the Company’s experience of early exercise.

A summary of stock option activity under all plans is as follows:

	Number of stock options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2006	3,847,059	€18.19
Granted	1,090,800	27.77
Exercised	(1,375,914)	16.45
Forfeited	(117,927)	19.07
Outstanding at December 31, 2006	3,444,018	€21.89	7.3	€26.6
Exercisable at December 31, 2006	1,619,745	€17.27	5.1	€18.9

The following table summarizes information on options outstanding:

	Exercise price	Vesting status 2006	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€23.32	fully vested	—	—	—	07.11.2008	233,218
Sub Plan 2	20.97	fully vested	—	—	—	09.29.2008	631
Sub Plan 3	17.06	fully vested	—	—	—	12.08.2009	180,848
Sub Plan 4	14.68	fully vested	—	—	—	12.12.2010	472,218
Sub Plan 6	14.53	fully vested	—	—	—	12.12.2011	220,810
2003 A Plan	12.95	fully vested	—	—	—	12.10.2012	28,500
2003-2004 Plan / 2003 Grant	16.76	fully vested	—	—	—	12.14.2013	99,334
2003-2004 Plan / 2004 Grant	18.63	two-thirds	12.03.2007	—	—	12.02.2014	354,791
2005-2009 Plan / 2005 Grant	23.30	one-third	12.02.2007	12.02.2008	—	12.01.2015	762,868
2005-2009 Plan / 2006A Grant	24.85	none	03.21.2007	03.21.2008	03.21.2009	03.20.2016	50,000
2005-2009 Plan / 2006B Grant	23.02	none	06.23.2007	06.23.2008	06.23.2009	06.22.2016	30,000
2005-2009 Plan / 2006 Grant	28.06	none	12.13.2007	12.13.2008	12.13.2009	12.12.2016	1,010,800
Total							3,444,018

The total estimated compensation cost related to non-vested awards not yet recognized is €7.8 million. We expect to recognize this compensation expense over the weighted average period of 1.65 years. The Company has a policy of issuing new shares upon stock option exercise.

21.   Stock Appreciation Rights

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (‘SARs’), based on an employee’s performance and level of responsibility. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of the Company’s shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock appreciation rights are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

Prior to January 1, 2006, the Company measured the liability incurred under SARs at intrinsic value.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, we recognized the effect of initially measuring the liability at its fair value, net of any related tax effect, as the cumulative effect of a change in accounting principle amounting to €0.8 million. The liability will be remeasured at fair value at each reporting period and is recorded in ‘Accrued expenses’. For the year ended December 31, 2006, we recognized compensation expense of €1.0 million.

The option pricing model used was the binomial model. Expected stock price volatility is based on the historical volatility of the Company’s stock and the expected dividend yield is based on the Company’s most recent annual dividend payout. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the early exercise experience.

A summary of SARs activity under all plans is as follows:

	Number of SARs	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2006	531,482	€18.37
Exercised	(218,239)	16.86
Forfeited	(28,269)	21.54
Outstanding at December 31, 2006	284,974	€19.21	3.2	€3.0
Exercisable at December 31, 2006	274,306	€19.08	3.0	€2.9

The inputs used for the valuation of SARs are the same as those used for stock option compensation (refer to Note 20, Stock Option Compensation Plans) with the exception of risk free risk interest rates which were 4.1%.

The following table summarizes information on SARs outstanding:

	Exercise price	Vesting status 2006	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of SARs outstanding
Phantom Option Plan
1998 A	€23.32	fully vested	—	—	07.11.2008	111,339
1999	17.06	fully vested	—	—	12.08.2009	80,035
2000	14.68	fully vested	—	—	12.12.2010	44,900
2001	14.53	fully vested	—	—	12.12.2011	23,700
2003	16.76	fully vested	—	—	12.14.2013	4,000
2004	18.63	two-thirds	12.03.2007	—	12.02.2014	10,000
2005	23.30	one-third	12.02.2007	12.02.2008	12.01.2015	11,000
Total						284,974

As at December 31, 2006, there was €0.04 million of total unrecognized compensation cost related to SARs, which is expected to be recognized over a weighted average period of 1.27 years. Total liability paid during 2006 in respect of the exercise of SARs was €2.0 million (2005: €0.7 million and 2004: €1.1 million).

22.   Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2006	2005	2004
Numerator:
Net income	€313.4	€298.9	€272.1

Denominator (number of shares):
Basic weighted average ordinary shares outstanding	240.7	238.3	237.0
Diluted effect of stock options	0.7	1.4	1.0
Diluted weighted average ordinary shares outstanding	241.4	239.7	238.0

23.   Other Income

Other income of €0.4 million in 2006 (2005: €2.5 million, 2004: €4.2 million) consists of gains on interest rate swaps that were not eligible for hedge accounting of €0.1 million, €0.2 million of exchange gains and €0.1 million of external dividends received (in 2005 gains on sale of financial investments of €2.1 million,  €0.3 million of exchange gains and €0.1 of external dividends received, and in 2004, gains on interest rate swaps of €3.5 million and €0.7 of exchange gains).

24.   Other Expense

Other expense of €0.1 million in 2006 (2005: €3.0 million, 2004: €8.3 million) consists of losses on interest rate swaps that were not eligible for hedge accounting (in 2005: €3.0 million of losses on interest rate swaps and in 2004, exchange losses of €3.4 million and €4.9 million of losses on interest rate swaps).

25.   Related Party Transactions

The Coca-Cola Company

As at December 31, 2006, The Coca-Cola Company indirectly owned 56,741,386 shares in Coca-Cola Hellenic Bottling Company S.A. This represented 23.4% (2005: 23.6%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Coca-Cola Company considers Coca-Cola Hellenic Bottling Company S.A. to be a ‘key bottler’, and has entered into bottler’s agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.’s territories. All the bottler’s agreements entered into by The Coca-Cola Company and Coca-Cola Hellenic Bottling Company S.A. are Standard International Bottler’s  agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic Bottling Company S.A.’s territories the right to produce and the exclusive right to sell and distribute the beverages of The Coca-Cola Company. Consequently, Coca-Cola Hellenic Bottling Company S.A. is obliged to purchase all its requirements for concentrate for The Coca-Cola Company’s beverages from The Coca-Cola Company, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company’s discretion until 2023.

The Coca-Cola Company owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic Bottling Company S.A.’s countries. The Coca-Cola Company has authorized Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Total purchases of concentrate, finished products and other materials from The Coca-Cola Company and its subsidiaries amounted to €1,136.9 million,  €994.9 million and €907.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Coca-Cola Company makes discretionary marketing contributions to Coca-Cola Hellenic Bottling Company S.A.’s operating subsidiaries. The participation in shared marketing agreements is at The Coca-Cola Company’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programs to promote The Coca-Cola Company’s beverages.

Total contributions received from The Coca-Cola Company for marketing and promotional incentives amounted to €50.4 million,  €39.8 million and €47.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2006, such contributions totaled €29.9 million as compared to €17.6 million and €21.1 million in 2005 and 2004, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2006, these contributions totaled €20.5 million,  compared with €22.2 million and €25.9 million in 2005 and 2004, respectively. The Coca-Cola Company has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at The Coca-Cola Company’s discretion, will not necessarily be the same from year to year.

In addition, support payments from The Coca-Cola Company for the placement of cold drink equipment were €83.3 million, €26.6 million and €15.0 million  for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company purchased €0.8 million of fixed assets from The Coca-Cola Company in the year ended December 31, 2004. No fixed assets were purchased in the years ended December 31, 2006 and 2005.

During 2006, the Company sold €16.6 million of finished goods and raw materials to The Coca-Cola Company (2005: €11.8 million, 2004: €8.4 million).

Other income primarily comprises rent, facility and other costs of €2.0 million in 2006 (2005: €2.1 million, 2004: €1.7 million) and a toll filling relationship in Poland of €15.6 million (2005: €11.4 million, 2004: nil). Other expenses in 2006 relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €4.0 million in 2006 (2005: €1.4 million, 2004: €4.2 million). With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

In 2005, the Company received €6.4 million from The Coca-Cola Company for the sale of the water brand trademark, Bankia and €2.6 for the Bosnian water brand, Olimpija, which was sold in 2004.

At December 31, 2006, the Company had a total of €65.9 million (2005: €68.6 million, 2004: €45.1 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €110.8 million (2005: €92.0 million, 2004: €69.3 million).

Beverage Partners Worldwide

Beverage Partners Worldwide is a 50/50 joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €73.0 million,  €44.2 million and €27.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, the Company owed €6.5 million (2005: €2.4 million, 2004: €1.2 million) and was owed €1.4 million (2005: €0.4 million, 2004: €2.0 million).

The Kar-Tess Group

The Kar-Tess Group owned 71,848,182 shares in Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2006. This represented 29.7% (2005: 29.9%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Kar-Tess Group owns 44% of Frigoglass S.A. (refer to discussion below).

Frigoglass S.A.

Frigoglass S.A. is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics that is listed on the Athens Stock Exchange. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic Bottling Company S.A. has a 16.0% (2005: 16.0%) effective interest, through its investment in Nigerian Bottling Company plc. The Kar-Tess Group is a major shareholder of Frigoglass S.A. (refer to discussion above).

Under the terms of a supply agreement entered into in 1999, and extended in 2004 on substantially similar terms, the Company is obliged to obtain at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for coolers, glass bottles, PET resin, PET preforms, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The current agreement expires on December 31, 2008. Coca-Cola Hellenic Bottling Company S.A. has the status of most favored customer of Frigoglass S.A., on a non-exclusive basis.

Purchases from Frigoglass S.A. and its subsidiaries amounted to €209.4 million, €143.8 million and €165.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. These purchases are comprised of coolers and related materials and containers. As at December 31, 2006, the Company owed €14.8 million (2005: €7.0 million, 2004: €17.6 million) and was owed €0.1 million (2005: €0.9 million, 2004: €0.7 million).

Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2006, the Company purchased €11.5 million (2005: nil, 2004: nil) of finished goods and other materials and €7.0 million of fixed assets (2005: €9.9 million, 2004: €6.8 million) from Leventis Overseas and AG Leventis (Nigeria) plc, and incurred rental expenses of €0.2 million (2005: €1.1 million, 2004: €0.9 million). At December 31, 2006, the Company owed €2.0 million (2005: €2.2 million, 2004: €0.8 million) and was owed €0.1 million (2005: €0.2 million, 2004: €0.1 million).

Plias S.A.

Plias S.A. is related to the Company by way of some common shareholdings. In 2006 and 2005, the Company made no sales of finished goods (2004: €3.8 million) to Plias S.A. In 2006, the Company made no purchases of finished goods (2005: €0.8 million, 2004: nil) and fixed assets (2005: nil, 2004: €2.3 million) from Plias S.A. At December 31, 2006, there were no receivables from (2005: €0.8 million, 2004: €11.3 million) and payables to (2005: €0.1 million, 2004: €5.7) Plias S.A. and its subsidiaries.

J&P Avax S.A.

J&P Avax S.A. may be deemed related to the Company through Mr Leonidas Ioannou who is chairman of J&P Avax S.A. and was a member of the Company’s Board from January 1981 to July 2006. In 2006, the Company purchased €16.2 million of fixed assets from J&P Avax S.A. (2005:nil, 2004:nil). At December 31, 2006, the Company owed to J&P Avax S.A. €2.0 million (2005:nil, 2004:nil).

Other Coca-Cola bottlers

In 2006, the Company purchased €2.5 million of finished goods (2005: €0.8 million, 2004: €1.6 million) from, and incurred expenses of €1.6 million (2005: nil, 2004: nil) to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2006, the Company owed €0.4 million (2005: €0.2 million, 2004: €0.1 million) and was owed €0.4 million (2005: nil, 2004: nil).

Brewinvest S.A.

The Company has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. In 2006 and 2005, the Company made no sales of packaging materials to (2004: €0.2 million) and no purchases of finished goods from (2005: €11.7 million, 2004: €11.3 million) Brewinvest S.A. At December 31, 2006, the Company owed €1.0 million (2005: €0.9 million, 2004: nil) to Brewinvest S.A. (refer to Note 3, Equity Investments).

Multon Z.A.O. group

The Company has a 50% interest in a joint venture, Multon Z.A.O. group, a juice producer in Russia. In 2006, the Company purchased €14.2 million of finished products (2005: €2.6 million), €1.1 million of raw materials (2005: nil) and €0.6 million of fixed assets (2005: nil) from Multon Z.A.O. group and sold raw materials of €0.6 million (2005: €1.6 million) and €1.8 million of fixed assets (2005: €6.4 million) to Multon Z.A.O. group. At December 31, 2006, the Company owed €22.6 million (2005: €10.9 million) to Multon Z.A.O. group (refer to Note 3, Equity Investments).

Fresh & Co d.o.o.

The Company has a 50% interest in a joint venture, Fresh & Co d.o.o., the leading producer of fruit juices in Serbia. In 2006, the Company issued a loan to Fresh & Co d.o.o., the balance of which was €22.9 at December 31,  2006 (refer to Note 3, Equity Investments).

26.   Subsequent Events

On April 23, 2007, the Company agreed to acquire 100% of Eurmatik S.r.l., a vending operator in Italy. The total consideration for the transaction is €15.8 million (including debt but excluding acquisition costs). The final purchase price is subject to certain adjustments. The transaction is also subject to regulatory approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 3, 2007